UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless and Movimento Accelerate Adoption of Over-the-Air Vehicle Software Management

Automakers can now offer car owners seamless cloud-based embedded software maintenance and the latest capability upgrades over vehicle’s entire lifecycle

VANCOUVER, British Columbia & SUNNYVALE, Calif.--(BUSINESS WIRE)--June 6, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) and Movimento today announced a partnership to provide automotive OEMs with an integrated solution to streamline vehicle software installation and updates. Sierra Wireless’s device-to-cloud solution and Movimento’s Over the Air (OTA) technology together provide the industry’s first commercially available cloud-based platform to maintain connected cars.

"Cars are becoming part of our connected life, and we expect that they are not only up to date, secure and reliable, but we also want access to the latest features,” said Philippe Guillemette, Chief Technology Officer, Sierra Wireless. “The solution that we’ve created with Movimento will enable automotive manufacturers to deliver these complex software requirements seamlessly across a vehicle’s entire lifecycle.”

All vehicles have numerous software programs running on a network of Electronic Control Units (ECUs) that need to be individually managed and maintained. The Sierra Wireless-Movimento solution allows automotive OEMs to update software for all ECUs simultaneously over-the-air. When an automaker needs to upgrade a vehicle’s systems, it’s now as simple as logging into the dashboard over a secure network and selecting the appropriate update campaign.

According to data collected by J.D. Power through its SafetyIQ program, 189 separate software recalls have been issued in the past five years, impacting more than 13 million vehicles. With the Sierra Wireless-Movimento solution, these recalls could be easily and efficiently resolved over-the-air, and without missing any vehicles.

"Our combined solution removes all of the complexity for auto OEMs and Tier One vendors who supply the connected car industry," said Mahbubul Alam, CTO/CMO, Movimento. "Rather than worrying about maintaining all the different software and firmware versions, we created a centralized solution from car to cloud. You don't have to provision every ECU with a dedicated software agent, which reduces CPU and memory requirements, along with overall costs.”

Movimento’s software update client runs on the Legato™ Linux Embedded Application Framework available on Sierra Wireless 4G automotive modules. Through the Sierra Wireless AirVantage cloud platform, the Movimento solution enables automakers to seamlessly upgrade all vehicle software.

“IHS is forecasting that most automakers will introduce an OTA software capability in their cars in the next three to five years," said Sam Lucero, Senior Principal Analyst, IHS. "Unified platforms, such as this introduction from Sierra Wireless and Movimento, are yet another harbinger of adoption of OTA in the automotive industry”

Movimento and Sierra Wireless will demonstrate the solution for the first time at the 4th annual Sierra Wireless Innovation Summit, on June 14, in Paris France. Follow the event at #SWIS16.

Notes to the editor: Both companies will be at TU-Automotive Detroit 2016, June 8-9, at the Suburban Collection Showplace in Novi, MI. Visit Movimento in booth #C67 and Sierra Wireless in booth #C118. Dan Mårtensson, Vice President, Service Business Lines, Sierra Wireless will also speak about global connectivity for vehicles at the event, on June 8, at 5:20 PM.

Mahbubul Alam, CTO of Movimento Group, will also present at the 4th annual Sierra Wireless Innovation Summit, on June 14, in Paris France.

About Movimento Group

Devoted to developing advanced technologies that help realize The Software-Defined Car™, Movimento Group utilizes its decade long history as a leader in automotive reflash services and its innovations in OTA software. The company's car manufacturer customers include Ford, GM, FCA and Volvo plus a wide range of Tier-1 suppliers including ZF, Bosch, Denso, Panasonic, Continental, Delphi, Visteon, Magna and others. The company's headquarter is in Plymouth, Michigan, with offices in the Silicon Valley, Mexico, Sweden, Germany and Asia Pacific. For more information, go to www.movimentogroup.com.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Movimento is a registered trademark and The Software-Defined Car is a trademark of Movimento Group. AirVantage is a registered trademark of Sierra Wireless. All other product names, trademarks and services market are the property of their respective owners.

CONTACT:
Media:
For Movimento
Aoife Kimber, 650-773-7288
akimber@kimberpr.com
or
For Sierra Wireless
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 6, 2016